Confidential Treatment
Requested by Acxiom Corporation

August 2, 2006

VIA OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention: Mr. Jay Ingram

Re:	Comment Letter Dated July 26, 2006
Acxiom Corporation
Additional Soliciting Material filed on Schedule 14A
Filed on June 28, 2006 and July 11, 2006
File No. 0-13163

Ladies and Gentlemen:

On behalf of Acxiom Corporation (the “Company”), in connection with the Company’s Additional Soliciting Material filed on Schedule 14A, we respectfully submit this letter in response comments of the staff of the Securities and Exchange Commission (the “Staff”). We hereby revise our letter to the Staff, dated August 1, 2006. For convenience of reference, we have recited the Staff’s comments contained in its letter dated July 26, 2006, in bold face type and have followed each comment with the related Company response thereto.

We hereby request confidential treatment of portions of this letter which are highlighted in yellow, including in connection with the Freedom of Information Act, and we have filed a separate letter in connection with this request pursuant to Rule 83 of the Securities and Exchange Commission’s (the “Staff”) Rules on Information and Requests, 17 C.F.R. §200.83.

Definitive Additional Material filed on June 28, 2006

1.

You disclose that ValueAct is a “fund beholden to its investors for short-term profits at the expense of other shareholders with a view toward greater profits over a longer term...” All statements of opinion must be clearly characterized as such and the filing party must have a reasonable basis for any statements of belief. Absent clear support for your assertions, you should avoid statements that impugn the character, integrity or reputation of ValueAct. See Note (b) to

Securities and Exchange Commission

August 2, 2006

Rule 14a-9. In this regard, your future filings should consider that ValueAct made its initial investment in Acxiom in June 2003.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that all statements of belief included in any future filings made by the Company will be clearly characterized as such.

With respect to the statement quoted above, we supplementally advise the Staff as to the following facts and circumstances:

•

ValueAct made its initial investment in the Company in September 2003, and during the period between September 2003 through October 2005 continued to acquire shares in the Company at prices ranging from $15.28 to $26.40.

•	[___________________________________________________________].*
•	On July 3, 2005, ValueAct informed the Company that it was prepared to present an offer to acquire 100% of the outstanding shares of the Company for $23 per share.
•	Since July 3, 2005, ValueAct has made repeated attempts to acquire the Company, including an additional proposal to buy the Company in October 2005 for $25 per share.
•	Only after the Company rejected ValueAct’s offers to buy the Company, did ValueAct seek to gain a seat on the Company’s board of directors.

[_________________________________________________________________].*

2.

You disclose that ValueAct’s “investment in the board seats on companies that compete with Acxiom create thorny conflicts of interest.” As we note in the immediately preceding comment, each statement or assertion of opinion or belief made in your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. In this regard, support should be provided for your belief that ValueAct’s involvement in other companies would create conflicts of interest if it held board seats in Acxiom.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that pursuant to the Company’s Code of Business Conduct and Ethics for the Board of Directors (the “Code”), a “conflict of interest” occurs when a director’s private interest interferes in any way, or appears to interfere, with the interests of the Company. The Code also prohibits a director from knowingly engaging in conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship. Members of a company’s board of directors become privy to certain confidential information that is

*This portion of the Company’s response has been intentionally omitted, and confidential treatment of such response has been requested pursuant to Rule 83 (17CFR 200.83).

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August 2, 2006

critical to the survival of any business, including information related to pricing, potential acquisitions and strategic partnerships. To the extent that a board member were to share such confidential information, it would be inconsistent with the Company’s best interests, and there is a strong likelihood that it would disrupt and impair the Company’s relationships with its customers and strategic partners. Once in possession of such knowledge it is difficult, if not impossible, for the conflicted board member to use such knowledge only when making decisions with respect to the Company and not with respect to decisions that he or she makes with respect to the Company’s competitors.

The Code further provides that “[d]irectors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Directors are prohibited from personally taking for themselves opportunities that are discovered through the use of Company property, information, or position for personal gain; using Company’s property, information or position for personal gain; or competing with the Company, directly or indirectly, for business opportunities...” To the extent that a member of the Company’s board of directors has an investment in and seats on the board of directors of companies that compete with the Company, the Company views this as a conflict of interest per the Code.

On May 17, 2006, Mr. Ubben, a general partner of ValueAct, was appointed to the board of directors of Catalina Marketing Corporation (“Catalina”). Catalina reported in its 2006, 2005 and 2004 proxy statements that ValueAct and Mr. Ubben beneficially own 15.71%, 14.28% and 11.99%, respectively, of Catalina’s outstanding shares. [_______________________________________________].*

3.

We refer you to the statements that “the fact that there has been so little reported about Mr. Andreozzi’s tenure at Lexis-Nexis suggests that his accomplishments were anything but stellar” and that Acxiom “would like to know whether Mr. Andreozzi is another of [ValueAct’s] proposed candidates who in fact was asked to leave his prominent job after a short tenure.” Your filings must avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without specific factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

The Company respectfully advises the Staff that the language cited by the Staff was an inquiry about the exact circumstances under which Mr. Andreozzi left Lexis-Nexis, and it was not intended to be a factual assertion by the Company.

*This portion of the Company’s response has been intentionally omitted, and confidential treatment of such response has been requested pursuant to Rule 83 (17CFR 200.83).

Securities and Exchange Commission

August 2, 2006

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will provide the specific factual foundation for all assertions made, either to the Staff on a supplemental basis or in the text of any documents filed with the SEC. The Company further advises the staff that the factual foundation for any assertions will be reasonable and will not be based on speculation or circumstantial evidence.

Definitive Additional Material Filed on July 11, 2006

4.

We note that you reference the fact that “Acxiom’s Board of Directors meets all independent requirements.” In your future filings, please clarify the standard by which you are making this determination. For example, to the extent that you are referring to the standards of the NASD, please disclose.

The Company’s board of directors complies with all independence requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ National Market and Securities Exchange and Commission rules and regulations. The Company’s board of directors consists of nine members, six of whom qualify as independent directors under NASD Rule 4200(a)(15). Mr. Charles D. Morgan, the Company’s CEO, Mr. Rodger S. Kline, the Company’s chief finance and administration officer, and Mr. Thomas F. McLarty, III, who is not independent because of a related party transaction with the Company, are the only directors who do not meet Nasdaq’s independent requirements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will clarify the standard by which it makes any determinations with respect to the independence of the Company’s Board of Directors, or otherwise, in any and all future filings by the Company.

5.

You disclose that Acxiom believes that ValueAct nominees would be “unable to act as fiduciaries to other shareholders” because ValueAct has made an offer to buy Acxiom. To the extent that you continue to disclose this believe in future filings, please clearly explain the basis for your belief. As noted above, the basis of your beliefs should be self-evident or should be accompanied by support in the text of the document.

Acxiom is a corporation incorporated under the laws of the State of Delaware. Under Delaware law, directors of a corporation stand in fiduciary relation to the corporation and its stockholders. In addition, directors of a corporation stand in a position of trustees with the stockholders. As such, the utmost good faith and fair dealing are required of directors, especially where their individual interests are concerned. (Petty v. Penntech Papers, Inc., 347 A.2d 140 (Del. Ch. 1975)). As a matter of public

*This portion of the Company’s response has been intentionally omitted, and confidential treatment of such response has been requested pursuant to Rule 83 (17CFR 200.83).

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August 2, 2006

policy, directors are not permitted to use their positions of trust and confidence to further their private interests. Directors of Delaware corporations are required to demonstrate both their utmost good faith and the most scrupulous inherent fairness of transactions in which they possess a financial, business or other personal interest which does not devolve upon the corporation or all stockholders generally. (Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261 (Del. 1988)).

We respectfully advise the Staff that each of ValueAct’s nominees is either a partner or employee of ValueAct. On June 3, 2005 and October 21, 2005, ValueAct made a proposal to buy Acxiom for $23 per share and $25 per share, respectively, which proposals were rejected by the Company’s board of directors as not being in the best interests of the Company’s stockholders. [________________________________].*

The Company acknowledges the Staff’s comment and respectfully advices the Staff that in future filings it will clearly explain the basis for its beliefs, and that such basis will either be self-evident or accompanied by support in the text of the document.

* * * *

*This portion of the Company’s response has been intentionally omitted, and confidential treatment of such response has been requested pursuant to Rule 83 (17CFR 200.83).

Securities and Exchange Commission

August 2, 2006

If you have any questions, please do not hesitate to call Selim Day or me at 212-999-5800.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Vijaya Gadde

Vijaya Gadde

cc:	Jerry Jones, Acxiom Corporation
Selim Day, WSGR

*This portion of the Company’s response has been intentionally omitted, and confidential treatment of such response has been requested pursuant to Rule 83 (17CFR 200.83).